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                            April 29, 2020

       Zalmi Duchman
       Chief Executive Officer
       Gratitude Health, Inc.
       4014 Chase Ave, #212
       Miami Beach, FL 33140

                                                        Re: Gratitude Health,
Inc.
                                                            Current Report on
Form 8-K
                                                            Filed April 22,
2020
                                                            File No. 333-170715

       Dear Mr. Duchman:

              Our initial review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically:

                                                        It appears from your
disclosure that you were a shell company as that term is defined in
                                                        Rule 12b-2 under the
Exchange Act prior to the reverse merger, as you had no or nominal operations and no or
nominal non-cash assets. As a result, please amend your Form 8-K as required by Item
2.01(f) of Form 8-K to provide the complete information for Home
                                                        Bistro, Inc. that would
be required if you were filing a general form for registration of securities on Form 10
under the Exchange Act.
              We will provide more detailed comments relating to your filing following our review of a substantive amendment that addresses these deficiencies.

              Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff
       Attorney, at (202) 551-3454 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Peter Gennuso